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                                                                      EXHIBIT 99

CAUTIONARY STATEMENTS

     WE EXPECT OUR QUARTERLY REVENUES AND OPERATING RESULTS TO FLUCTUATE FOR A NUMBER OF REASONS, WHICH COULD CAUSE OUR STOCK PRICE TO FLUCTUATE

     Our quarterly revenues and operating results have varied significantly in the past and are likely to vary significantly in the future due to a number of factors, any of which may cause our stock price to fluctuate. The primary factors that may affect our quarterly financial performance include the following:

     - fluctuations in demand for our products and services;

     - the timing of customer orders, which are often grouped toward the end of a quarter, particularly large orders from our significant customers and whether any orders are cancelled;

     - product mix among our SAN, channel networking, EAI and server gateway and tools products;

     - our traditionally long sales cycle, which can range from 90 days to 12 months or more;

     - our ability to develop, introduce, ship and support new products and product enhancements;

     - the fact that our products are usually only part of an overall solution that our customers may have problems implementing or obtaining the required components or services from other vendors;

     - the rate of adoption of SANs as an alternative to existing data storage and management systems;

     - the rate of adoption of EAI products and related solutions;

     - announcements and new product introductions by our competitors and deferrals of customer orders in anticipation of new products, services or product enhancements introduced by us or our competitors;

     - decreases over time in the prices at which we can sell our products;

     - our ability to obtain sufficient supplies of components, including limited sourced components, at reasonable prices, or at all;

     - communication costs and the availability of communication lines;

     - increases in the prices of the components we purchase;

     - our ability to attain and maintain production volumes and quality levels for our products; and

     - increased expenses, particularly in connection with our strategy to continue to expand our relationships with key strategic partners.

     Accordingly, you should not rely on the results of any past periods as an indication of our future performance. It is likely, in some future period, that our operating results may be below expectations of public market analysts or investors. Because most of our expenses are fixed in the short-term or incurred in advance of anticipated revenue, we may not be able to decrease our expenses in a timely manner to offset any unexpected shortfall in revenue.

     WE RECENTLY INCURRED LOSSES AND MAY NOT BE ABLE TO MAINTAIN PROFITABILITY

     We experienced losses of $2.3 million for the year ended December 31, 1997, and $2.6 million in the fourth quarter of 1999. In addition, we may incur losses during the first quarter of 2000. Although we were profitable in 1999, taken as a whole, we cannot be certain that we will be able to sustain historical or projected growth rates or that we will realize sufficient revenues to maintain profitability. Also, we are depending on our new SAN products and, if we do not divest all or part of our Enterprise Integration Solutions Division, our EAI products for a significant portion of future revenues, especially as revenues from our traditional channel networking and server gateways and tools products continue to decline. Our new product revenues must increase more rapidly than our revenues related to our traditional products
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decline. Moreover, if we divest our Enterprise Integration Solutions Division, our SAN revenues will have to increase significantly to maintain current revenue levels and to offset overhead costs that are currently shared by our two divisions. We expect to incur significant product development, sales and marketing and administrative expenses in connection with the introduction of new products, and, as a result, we will need to generate significant revenue increases to achieve and maintain profitability. We may not be able to sustain or increase profitability.

     OUR FUTURE REVENUES AND OPERATING RESULTS ARE DIFFICULT TO PREDICT BECAUSE OF OUR LIMITED OPERATING EXPERIENCE IN OUR PRESENT MARKETS

     We have recently expanded into the SAN and EAI markets. In addition, we expect that a significant portion of our future revenues will be derived from our SAN products, and, if we do not divest all or part of our Enterprise Integration Solutions Division, our EAI products. Our limited operating experience, combined with the evolving nature of the markets in which we sell our products, reduces our ability to accurately forecast our quarterly and annual revenue. Further, if we divest our Enterprise Integration Solutions Division, our revenue base will become less diversified and could be subject to increased volatility. Moreover, we plan our operating expenses based in part on our revenue projections. Because most of our expenses are fixed in the short-term or incurred in advance of anticipated revenue, we may not be able to decrease our expenses in a timely manner to offset any unexpected shortfall in revenue.

     WE HAVE LIMITED PRODUCT OFFERINGS AND DEPEND ON THE WIDESPREAD MARKET ACCEPTANCE OF OUR EXISTING AND NEW PRODUCTS

     We derive a substantial portion of our net revenues from a limited number of existing products. Specifically, for the year ended December 31, 1999, we derived approximately 57% of our product revenues from our SAN and EAI products. We expect that net revenues from our SAN products, and, if we do not divest all or part of our Enterprise Integration Solution Division, our EAI products will account for a substantial and growing portion of our total net revenues for the foreseeable future. Following any such divestiture, we will be substantially more dependent on SAN product revenues. Further, we expect net revenues from our channel networking and server gateways and tools products to continue to decline. As a result, for the foreseeable future, we will continue to be subject to the risk of a dramatic decrease in net revenues if demand for our newest products, particularly our SAN products, declines. Therefore, widespread market acceptance of these products is critical to our future success. These products have been recently introduced. Accordingly, the demand for, and market acceptance of, these products is uncertain.

     Factors that may affect the market acceptance of our products, some of which are beyond our control, include the following:

     - growth of the SAN, EAI and related products markets;

     - performance, quality, price and total cost of ownership of our existing products;

     - continued development of technologies that allow our SAN products to function over WANs and over IP-based networks;

     - availability, price, quality and performance of competing products and technologies; and

     - successful development of our relationships with new and existing customers and strategic partners.

     IF WE ARE UNABLE TO RENEW A LICENSE THAT EXPIRED ON DECEMBER 31, 1999, WE COULD LOSE SIGNIFICANT REVENUES

     A license related to the inclusion of a component in our Channelink(R) and UltraNet(R) products that use ESCON expired on December 31, 1999. ESCON is the enterprise serial connection protocol and interface used on IBM mainframes. We are in negotiations concerning the renewal of this license, and if we are unable to renew this license, we may be prohibited from further use of the subject technology and

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our operating results and financial condition would be harmed. In 1999,
Channelink(R) and UltraNet(R) products that use this component represented approximately 50% of our product revenues.

     WE MAY DIVEST ALL OR PART OF OUR ENTERPRISE INTEGRATION SOLUTIONS DIVISION

     On January 3, 2000, we announced our intention to explore the divestiture of all or part of our Enterprise Integration Solutions Division. We have not finalized any plans relating to this divestiture and there are significant risks associated with a divestiture. Our revenues could decline after any such divesture, which could reduce our profitability if our operating expenses as a percentage of our remaining revenues increase. Further, we may be obligated to continue to provide significant operating capital to this business unit prior to and after divestiture, which would further reduce our available working capital. We may also be required to provide transitional services for a limited period of time to such an entity. Providing such services may not be profitable and could distract management's attention from our targeted markets. We may also refer future business opportunities to this divested business unit, which may preclude us from realizing benefits, financial and otherwise, associated with such opportunities. A spin-off transaction may also result in our being subject to a corporate tax if we were to engage in significant business combinations during a two-year period following the spin-off. Accordingly, the potential adverse tax consequences of a spin-off may effectively prohibit subsequent transactions that could be advantageous to shareholders.

     OUR FAILURE TO DIVEST ALL OR PART OF OUR ENTERPRISE INTEGRATION SOLUTIONS DIVISION COULD HURT OUR OPERATING RESULTS

     Any final divestiture of all or part of the Enterprise Integration Solutions Division is subject to many factors beyond our control. These factors include future near-term profitability of the division, structuring a transaction acceptable to us, and, where applicable, financing acceptable to potential buyers, or acceptable conditions in the capital markets to consummate a spin-off of all or part of the Enterprise Integration Solutions Division to our shareholders. Prior to divesture, we will face continuing demands on our corporate resources in order to maintain the growth and viability of the Enterprise Integration Solutions Division's business. These demands could reduce the resources available for development of our core SAN products. Failure to divest all or part of the Enterprise Integration Solutions Division within a reasonable time also may impair the long-term viability of the division, which could impair our operating results.

     OUR HISTORICAL FINANCIAL INFORMATION WILL NOT BE REFLECTIVE OF OUR RESULTS AFTER ANY DIVESTITURE OF ALL OR PART OF THE ENTERPRISE INTEGRATION SOLUTIONS DIVISION

     The historical financial statements included in this Form 10-K include the combined results of operations of our Networking Solutions Division and our Enterprise Integration Solutions Division. The Networking Solutions Division and the Enterprise Integration Solutions Division were not accounted for, and were not operated as, separate stand alone business entities. As a result, the historical financial statements are not reflective of what cost structures will remain after any divestiture of all or part of the Enterprise Integration Solutions Division and no adjustment has been made to the information included in this Form 10-K to reflect any changes in such cost structures, including increased costs associated with reduced economies of scale.

     OUR CHANGE OF FISCAL YEAR MAY NOT RESULT IN MORE PREDICTABLE QUARTERLY EARNINGS

     Historically, our quarterly operating results have depended on our performance in the later part of each quarter, when a large percentage of our product shipments typically occur. This fluctuation has made consistent quarter-to-quarter performance and revenue forecasting difficult. We have adopted a number of measures to address this issue, including changing our fiscal year end to January 31, rather than December 31. We cannot be certain that changing our fiscal year or adopting other measures will result in product shipments occurring more evenly during each quarter, resulting in consistent quarter-to-quarter performance or improving revenue forecasts.

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     OUR SUCCESS DEPENDS ON THE DEMAND FOR OUR PRODUCTS

     We depend on the demand for and success of our products. Potential customers who have invested substantial resources in their existing data storage and management systems may be reluctant or slow to adopt a new approach, like SANs. Moreover, potential EAI customers may decide to adopt entirely new systems that eliminate the need for an EAI product. Our success in generating net revenues in these areas will depend on, among other things, our ability to:

     - educate potential customers, strategic partners and end users about the benefits of our products and related technologies;

     - maintain and enhance our relationships with leading strategic partners;
       and

     - predict and base our products on standards that ultimately become industry standards.

     In addition, the continued growth of the market for SANs and related products may depend in part on the continued decrease in the price of related services and components, such as telecommunication lines and switches. Any increase in the price of these related services and components would likely cause this market to grow at a reduced rate. Further, SANs are often implemented in connection with deployment of new storage systems and servers. Accordingly, our future success is also substantially dependent on the market for new storage systems and servers.

     Finally, if we divest all or part of our Enterprise Integration Solutions Division, we will be even more dependent on SAN-related revenues, which will continue to be subject to the risks discussed above.

     IF OUR RELATIONSHIPS WITH STRATEGIC PARTNERS ARE UNSUCCESSFUL OR TERMINATED, OUR PRODUCT REVENUES COULD DECLINE

     We market our products in connection with a few significant storage vendors, including EMC, Hitachi Data Systems and IBM. In the year ended December 31, 1999, sales of our SAN products to customers using EMC's disk mirroring systems accounted for 30% of our total product revenues. As a result, our success depends substantially on our ability to manage and expand our relationships with EMC and other storage vendors, to initiate relationships with new strategic partners that will recommend our products and the success of our strategic partners' products. In addition, we rely to a significant extent on the continued recommendation of our products by our strategic partners. To the extent that our strategic partners do not recommend our products, or to the extent that they recommend products offered by our competitors, our business will be harmed.

     Additionally, we have only a limited number of sales people devoted to the sale of our EAI products. We have chosen to rely on the efforts of our strategic partners to assist us in these sales efforts. To the extent these strategic partners are unable to sell these products, are unable to implement systems using our products or recommend our competitor's products, our future revenues could be substantially affected.

     We may not be able to manage and expand our relationships with strategic partners successfully, and they may not market our products successfully. Moreover, our relationships with strategic partners are not in writing, have no minimum purchase commitments and can be terminated or changed at any time. Our failure to manage and expand our relationships with our significant strategic partners, our failure to develop relationships with new strategic partners or the failure of our strategic partners to market our products could substantially reduce our net revenues and seriously harm our business.

     OUR INDUSTRIES ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE, AND WE MUST KEEP PACE WITH THE CHANGES TO SUCCESSFULLY COMPETE

     The markets for our products are characterized by rapidly changing technology, evolving industry standards and the frequent introduction of new products and enhancements. Our future success depends in large part on our ability to enhance our existing products and to introduce new products on a timely basis to meet changes in customer preferences and evolving industry standards. We cannot be certain that we will be successful in developing, manufacturing and marketing new products or product enhancements that
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respond to such changes in a timely manner and achieve market acceptance. We also cannot be certain that we will be able to develop the underlying core technologies necessary to create new products and enhancements.

     Additionally, changes in technology and consumer preferences could potentially render our current products noncompetitive or obsolete. If we are unable, for technological or other reasons, to develop new products or enhance existing products in a timely manner in response to technological and market changes, our business, results of operations and financial condition would be harmed.

     WE ARE SUBSTANTIALLY DEPENDENT ON THE FINANCIAL SERVICES,
TELECOMMUNICATIONS AND INFORMATION OUTSOURCING INDUSTRIES

     During the year ended December 31, 1999 approximately 26%, 13% and 5% of our product revenues were derived from businesses in financial services, telecommunications, and information outsourcing industries, respectively. The erosion of our relationships with our customers in these industries, or the erosion of demand for SAN and EAI products in these industries generally, would harm our financial condition and operating results.

     WE DEPEND ON A LIMITED NUMBER OF SUPPLIERS FOR KEY COMPONENTS

     We depend upon a limited number of suppliers for several key components used in the manufacture of our products. In the future, we may experience shortages of, or difficulties in acquiring, these components. If we are unable to buy these components, then we will not be able to manufacture our products on a timely basis.

     We use rolling forecasts based on anticipated product orders to determine our component requirements. Lead times for materials and components that we order vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for such components. As a result, our component requirement forecasts may not be accurate. If we overestimate our component requirements, then we may have excess inventory, which would increase our costs. If we underestimate our component requirements, then we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Either of these occurrences would negatively impact our business and operating results.

     THE COMPETITION IN OUR MARKETS MAY LEAD TO REDUCED SALES OF OUR PRODUCTS, REDUCED PROFITS OR REDUCED MARKET SHARE

     The markets for our products are competitive and are likely to become even more competitive. Increased competition could result in pricing pressures, reduced sales, reduced margins, reduced profits, reduced market share or the failure of our products to achieve or maintain market acceptance. Our products face competition from multiple sources, including the ability of some of our customers to design solutions to the problems targeted by our products. Many of our competitors and potential competitors have longer operating histories, greater name recognition, access to larger customer bases or substantially greater resources than we have. As a result, they may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements. For all of the foregoing reasons, we may not be able to compete successfully against our current and future competitors.

     WE MAY ENGAGE IN FUTURE ACQUISITIONS THAT DILUTE OUR SHAREHOLDERS AND CAUSE US TO INCUR DEBT OR ASSUME CONTINGENT LIABILITIES

     As part of our strategy, we expect to review opportunities to buy other businesses or technologies that would complement our current products and services, expand the breadth of our markets, enhance our

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technical capabilities, or otherwise offer growth opportunities. In the event of any future purchases, we could:

     - spend significant amounts of cash;

     - issue stock that would dilute our current shareholders' percentage ownership;

     - incur amortization expense related to goodwill and other intangible assets; or

     - incur debt or assume liabilities.

     These purchases also involve numerous risks, including:

     - problems combining the purchased operations, technologies, personnel or products;

     - unanticipated costs;

     - diversion of management's attention from our core business;

     - adverse effects on existing business relationships with suppliers, customers or strategic partners;

     - risks associated with entering markets in which we have no or limited prior experience;

     - potential loss of key employees of acquired or merged organizations; and

     - the growth rates of any acquired company may be less than those projected by analysts or anticipated by markets, which could have a depressive effect on our stock price.

     We cannot assure you that we will be able to successfully integrate any businesses, products, technologies or personnel related to organizations that we might acquire or merge with in the future.

     UNDETECTED SOFTWARE OR HARDWARE ERRORS COULD INCREASE OUR COSTS AND DELAY PRODUCT INTRODUCTION

     Networking products frequently contain undetected software or hardware errors when first introduced or as new versions are released. Our products are complex and errors may be found from time to time in our products, including new or enhanced products. In addition, our products are combined with products from other vendors. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems. Moreover, the occurrence of hardware and software errors, whether caused by our or another vendor's products, could delay or prevent the development of the markets in which we compete.

     THE LOSS OF KEY EXECUTIVE OR EXPERIENCED PERSONNEL OR THE INABILITY TO HIRE AND RETAIN ADDITIONAL PERSONNEL WITH EXPERTISE IN THE SAN AND EAI INDUSTRIES COULD NEGATIVELY IMPACT SALES AND DELAY PRODUCT INTRODUCTION

     We are dependent on Thomas G. Hudson, our Chairman, President and Chief Executive Officer. In addition, we rely upon the continued contributions of our key management, engineering and sales and marketing personnel, many of whom would be difficult to replace quickly. We also believe that our success depends to a significant extent on the ability of our management to operate effectively, both individually and as a group. Many members of our management team have only recently joined us. The loss of any one of our key employees could adversely affect our sales or delay the development or marketing of existing or future products.

     We believe our future success will depend also in part upon our ability to attract and retain highly skilled and qualified managerial, engineering, sales and marketing, and finance and operations personnel. Competition for these personnel is intense. In the past, we have experienced difficulty in hiring qualified personnel with expertise in the SAN and EAI industries, and there can be no assurance that we will be successful in attracting and retaining these individuals in the future. The inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers and sales personnel, could delay the development and introduction of and negatively impact our ability to sell our
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products. In addition, companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We cannot assure you that we will not receive such claims in the future as we seek to hire qualified personnel or that such claims will not result in costly litigation. We could incur substantial costs in defending ourselves against these claims, regardless of their merits.

     WE MUST CONTINUE TO IMPROVE OUR OPERATIONAL SYSTEMS AND CONTROLS TO MANAGE FUTURE GROWTH

     We plan to continue to expand our operations to pursue existing and potential market opportunities. We expect that this growth will place a significant demand on our management and our operational resources. In order to manage growth effectively, we must implement and improve our operational systems, procedures and controls and train our employee base. Accordingly, we cannot assure you that:

     - we will be able to effectively manage the expansion of our operations;

     - our key employees will be able to work together effectively as a team to successfully manage our growth;

     - we will be able to hire, train and manage our employee base;

     - we will be able to properly integrate our acquisitions;

     - our systems, procedures or controls will be adequate to support our operations; and

     - our management will be able to achieve the rapid execution necessary to fully exploit the market opportunity for our products and services.

     Our inability to manage growth effectively could harm our business.

     WE PLAN TO INCREASE OUR INTERNATIONAL SALES ACTIVITIES, WHICH WILL SUBJECT US TO ADDITIONAL BUSINESS RISKS

     International markets accounted for approximately 32% of our revenues in 1999. We plan to expand our international sales activities, and therefore our success will become increasingly dependent on our performance in international markets. Our international sales growth in these and other countries will be limited if we are unable to establish relationships with international distributors, establish additional foreign operations, expand international sales channel management, hire additional personnel and develop relationships with international service providers. Even if we are able to successfully expand international operations, we cannot be certain that we will be able to maintain or increase international market demand for our products. Our international operations, are subject to a number of risks, including:

     - supporting multiple languages;

     - recruiting sales and technical support personnel with the skills to support our products;

     - increased complexity and costs of managing international operations;

     - protectionist laws and business practices that favor local competition;

     - dependence on local vendors;

     - multiple, conflicting and changing governmental laws and regulations;

     - longer sales cycles;

     - difficulties in collecting accounts receivable, converting foreign currency to dollars and remitting funds to the United States;

     - difficulties enforcing our legal rights;

     - reduced or limited protections of intellectual property rights; and

     - political and economic instability.
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     None of our products include screen displays or user documentation in any language other than the English language. Our future prospects in international markets may require us to develop multiple language versions of our products and support documentation. The lack of such documentation could cause prospective customers to select other products. In addition, the development of such products and documentation could be costly and time consuming.

     Because a significant portion of our international revenues are denominated in foreign currencies, primarily French francs, the euro and British pounds sterling, an increase in the value of the U.S. dollar relative to these currencies could make our products more expensive and thus less competitive in foreign markets.

     WE HAVE APPLIED FOR AND RECEIVED A LIMITED NUMBER OF PATENTS AND WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, WHICH WOULD NEGATIVELY AFFECT OUR ABILITY TO COMPETE

     Historically, we have not pursued patents on all our intellectual property. Traditionally, we have relied, and currently continue to rely, on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with substantially all our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. We have four patents in process and have three existing patents. In addition, while we intend to more vigorously pursue patent protection for our intellectual property in the future, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States or where legal authorities in foreign countries do not vigorously enforce existing laws.

     We have from time to time received, and may in the future receive, communications from parties asserting patent rights against us that relate to certain of our products. Although we believe that we possess all required proprietary rights to the technology involved in our products and that our products, trademarks and other intellectual property rights do not infringe upon the proprietary rights of third parties, we cannot assure you that others will not claim a proprietary interest in all or part of our technology or assert claims of infringement. All such claims, regardless of their merits, could expose us to costly litigation and could substantially harm our operating results.

     OTHERS MAY BRING INFRINGEMENT CLAIMS AGAINST US, WHICH COULD BE TIME-CONSUMING AND EXPENSIVE TO DEFEND

     In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. Although we are not currently involved in any intellectual property litigation, we may be a party to litigation in the future to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These claims and any resulting lawsuits could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

     - stop selling, incorporating or using our products or services that use the challenged intellectual property;

     - obtain a license from the owner of the infringed intellectual property right allowing us to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; and

     - redesign those products or services that use such technology.

     In addition to the related costs of the foregoing actions, if we are forced to take any of these actions, we may be unable to manufacture and sell the related products, which would reduce our revenues.
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     OUR PRODUCTS MUST COMPLY WITH EVOLVING INDUSTRY STANDARDS AND GOVERNMENT
REGULATIONS

     The market for our products is characterized by the need to support industry standards as they emerge, evolve and achieve acceptance. To remain competitive, we must continue to introduce new products and product enhancements that meet these industry standards. For example, all components of a SAN must utilize a limited number of defined standards in order to work with existing computer systems. Our products comprise only a part of the entire storage area network and we depend on the companies that provide other components of the storage area network, many of whom are significantly larger than we are, to support the industry standards as they evolve. Also, our EAI products must provide compatibility with major hardware and software platform standards in order to be useful to our customers. The failure of these providers to support these industry standards could adversely affect the market acceptance of our products. In addition, in the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, products that we develop will also be required to comply with standards established by authorities in various countries. Failure to comply with existing or evolving industry standards or to obtain timely domestic or foreign regulatory approvals or certificates could materially harm our business.

     WE DO NOT PLAN TO PAY CASH DIVIDENDS

     We have never paid cash dividends and do not anticipate paying any cash dividends in our foreseeable future. We intend to retain future earnings, if any, to finance the growth and expansion of our business and for general corporate purposes. Loan agreements and other contracts that we might enter into in the future could prevent us from paying dividends.

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